October 3, 2019

John Maatta
Chief Executive Officer
Wizard Entertainment, Inc.
662 N. Sepulveda Blvd., Suite 300
Los Angeles, CA 90049

       Re: Wizard Entertainment, Inc.
           Offering Statement on Form 1-A
           Filed September 6, 2019
           File No. 024-11070

Dear Mr. Maatta:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed September 6, 2019

Offering Circular
Cover Page, page 1

1. Please include the volume of securities offered. Refer to Rule 253(b)(4) of Regulation A.
       Please also include the offering price of the securities. In the alternative, if you intend to rely on Rule 253(b) to omit the public offering price, provide a bona fide estimate of the range of the maximum offering price and the maximum number of shares to be offered.
      Refer to Rule 253.
Risk Factors
We may never achieve or sustain profitability, page 7

2. Please provide your net income and loss for the most recent audited period, so that investors may assess the risk.
 John Maatta
FirstName LastNameJohn Maatta
Wizard Entertainment, Inc.
Comapany 2019
October 3, NameWizard Entertainment, Inc.
Page 2
October 3, 2019 Page 2
FirstName LastName
If we fail to maintain an effective system of internal control over financial reporting, page 11

3. You state that your management may conclude that your internal controls over your financial reporting are not effective. Please tailor this risk factor to reflect your management's conclusion regarding your internal controls over financial reporting as reflected in your annual report on Form 10-K for the fiscal year ended December 31,
         2018.
The Ownership by our Executive Chairman of our Common Stock, page 12

4. Please quantify Mr. Kessler's beneficial ownership in this risk factor.
Investors in this offering may not be entitled to a jury trial, page 13

5. Please disclose whether the waiver of jury trial in your subscription agreement applies to federal securities law claims. Similarly revise your disclosure under "Jury Trial Waiver,"
         at page 18. If this provision does not apply to federal securities law claims, please ensure that the jury trial waiver provision in the subscription agreement states this clearly.
Use of Proceeds, page 19

6. We note that you intend to use proceeds of this offering to retire all or a portion of the debenture held by Bristol Investment Fund, Ltd. Please disclose here that this entity is controlled by the Chairman of your Board of Directors. In addition, disclose the material terms of such indebtedness. Refer to Item 6 of Form 1-A.
General

7. Please refer to Article XIV of your form of Amended and Restated Bylaws to be in effect prior to any closing of this offering. We note that your forum selection provision identifies a state or federal court located with the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose this provision in your offering circular, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also provide risk factor disclosure and state that there is uncertainty as to whether a court would enforce such provision. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Security Ownership of Management and Certain Securityholders, page 40

8. We note your disclosure that as of August 14, 2019, there were 5,768,956 shares of preferred stock issued and outstanding. Please tell us why the ownership of such shares is not reflected in the table on page 40. Refer to Item 12 of Form 1-A. As part of your response, please tell us the material terms of such preferred stock. John Maatta
Wizard Entertainment, Inc.
October 3, 2019
Page 3

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Susan Block at 202-551-3210 or Laura Nicholson at 202-551-3584 with any questions.



FirstName LastNameJohn Maatta                                Sincerely,
Comapany NameWizard Entertainment, Inc.
                                                             Division of
Corporation Finance
October 3, 2019 Page 3                                       Office of Trade &
Services
FirstName LastName